

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Benjamin Wolin
Chief Executive Officer
Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014

> **Re: Everyday Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2014**
> **File No. 333-194097**

Dear Mr. Wolin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reference to a new third-party source on page 86 that "[b]ased on a study conducted in 2013, 75% of our consumer audience takes prescription medications and almost 50% planned to visit a physician within one month." Please provide us with a copy of this source material to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether this study is publicly available without cost or at a nominal expense to investors and whether you commissioned the referenced source.

Risk Factors, page 13

Risks Related to this Offering and Ownership of our Common Stock, page 35

2. We note that you have included an exclusive forum selection provision on page 5 of the Eleventh Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, which will become effective upon the closing of this offering. Please add a risk factor addressing the risks to stockholders resulting from this provision or tell us, if true, why you believe this provision does not create any material risks for stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Benjamin Wolin
Everyday Health, Inc.
March 6, 2014
Page 3

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director